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September 15, 2004

FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Re:	GlycoGenesys, Inc.—Form S-3 filed August 11, 2004

File No: 333-118125

Dear Sirs/Mesdames:

On behalf of our client, GlycoGenesys, Inc. (the “Company”), and pursuant to the Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review Amendment No. 1 to the Registration Statement on Form S-3 of the Company, which amends the Form S-3 of the Company filed on August 11, 2004.

Reference is also made to the Staff’s letter of comments dated August 26, 2004 and received on August 31, 2004 (the “Comment Letter”). The amended Form S-3 includes changes made in response to the Comment Letter, as well as changes to update information contained in the amended Form S-3. This letter contains the Company’s responses to the comments contained in the Comment Letter. The Company’s responses are keyed to the headings and comment numbers contained in the Comment Letter.

1.	Please tell us whether any of the selling stockholders is a broker-dealer or an affiliate of a broker-dealer. If any of the selling shareholders are broker-dealers or affiliates of a broker-dealer, tell us supplementally whether any of the selling shareholders received these shares as underwriting compensation. We may have additional comments.

As noted in the Form S-3, the Company issued to Roth Capital Partners, LLC, a broker-dealer, a warrant to purchase 300,000 shares of common stock, exercisable commencing six months after their issuance, at an exercise price of $1.00 per share, as placement agent fees in connection with a private placement completed by the Company in July 2004.

In addition, the Company issued warrants to purchase an aggregate of 66,000 shares of common stock to William Corbett, Michael Jacks and Gary Shemano, each of whom is an affiliate of The Shemano Group, Inc., a broker-dealer, pursuant to a prior placement agent agreement, dated March 27, 2001, as amended on December 14, 2001 and January 14, 2002, between the Company and The Shemano Group, Inc.

2.	Please be advised that we consider the resale of securities by broker-dealers to be an indirect primary offering. In that regard, you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. The prospectus must also state that such broker-dealer is an underwriter. Please note that because you are not eligible to do a primary offering on a Form S-3, you must remove these shares and register them on Form S-1.

The Company respectfully submits that pursuant to long-standing SEC policy and as confirmed by telephone on September 7, 2004 with the Staff, shares issued to a broker-dealer as underwriting compensation are permitted to be registered on Form S-3 as a secondary offering. The shares issued by the Company to Roth Capital Partners, LLC were issued as underwriting compensation/placement fees. Therefore, the Company submits that such shares may continue to be registered on Form S-3 and that revisions to the Form S-3 are not required.

3.	With respect to the resale of securities by affiliates of broker-dealers, please be advised that whether you are eligible to use the Form S-3 to register the shares to be resold by any affiliates of broker-dealers will depend on the determination of the resale as a primary or secondary offering.

If the resale of securities to be offered by any affiliate of a broker-dealer is a primary offering, you must register the above-mentioned shares on a form that you are eligible to use for a primary offering. As previously mentioned, in your case, because you are not eligible to do a primary offering on a Form S-3, you must remove these shares and register them on a Form S-1. In addition, the prospectus must also state that any such affiliate of a broker-dealer is an underwriter.

On the other hand, if resale of the securities by any affiliate of a broker-dealer is a secondary offering, you may use the Form S-3 so long as you clearly provide in your prospectus the following:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

As noted above, the shares issued by the Company to affiliates of broker-dealers were issued pursuant to a placement agent agreement entered into by the Company and the broker-dealer with which the selling stockholders are affiliated, The Shemano Group, Inc. Therefore, the Company submits that the shares were issued as underwriting compensation/placement fees and, as discussed in the response to comment 2, may be registered on Form S-3. Moreover, such affiliates, at the time the shares were received by them, did not have any agreement or understanding with the Company, directly or indirectly, with any person to distribute such securities.

4.	We note your statement on page 17 that “any broker-dealers or agents that are involved in selling the shares may be deemed to be ‘underwriters’ within the meaning of the 1933 Act in connection with such sales.” As we noted above, any securities for resale by a broker-dealer must be registered on a proper registration statement form. In addition, the prospectus must also state that a broker-dealer is an underwriter. In that regard, please delete or revise this statement accordingly.

The statement has been deleted.

5.	We note that you have requested confidential treatment of portions of certain material agreements filed with the Commission. Please be advised that comments, if any, to these confidential treatment requests will be forthcoming in a separate letter. If we issue any comments to these confidential treatment requests, we will act upon any request for acceleration of the effective date of the Form S-3 and, pursuant to delegated authority, grant acceleration of the effective date only after you have complied with our comments.

The Staff’s comment is noted.

6.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

The Staff’s comment is noted.

*        *        *

Please do not hesitate to contact the undersigned at (212) 880-6079 or Cheryl Reicin at (212) 865-7373 should you have any questions about the contents of this letter or the amended Form S-3.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

DMM/cr

Enclosure

cc:	Sonia Barros, Esq.

Song Brandon

        Securities and Exchange Commission

William Fabbri

        GlycoGenesys, Inc.

Cheryl Reicin

        Torys LLP

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